UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company

1221 Broadway

Oakland, CA 94612-1888

Report of Independent Registered Public Accounting Firm
Financial Statements and Supplemental Information

The Clorox Company Employee Retirement Investment Plan for Puerto Rico

As of December 31, 2023 and 2022 and for the
Plan year ended December 31, 2023

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Information

As of December 31, 2023 and 2022
and for the Plan Year ended December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of

The Clorox Company Employee

Retirement Investment Plan for Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Campbell, California

June 26, 2024

We have served as the Plan’s auditor since 2013.

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022

	December 31,
	2023	2022

Assets
Investments, at fair value	$18,153,438	$15,106,942
Receivables:
Notes receivable from participants	336,503	405,633
Employers’ contributions	273,729	269,067
Total receivables	610,232	674,700
Net assets available for benefits	$18,763,670	$15,781,642

See accompanying notes to the financial statements

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico
Statement of Changes in Net Assets Available for Benefits
For the Plan Year ended December 31, 2023

Additions to (deductions from) net assets attributed to:
Investment and other income:
Interest income and dividends	$297,810
Net appreciation in fair value of investments	2,522,876
Total investment and other income	2,820,686

Contributions:
Participants	395,807
Employers	425,855
Total contributions	821,662

Benefits paid to participants	(635,592)
Administrative expenses	(24,728)
Total benefits paid and administrative expenses	(660,320)

Net increase	2,982,028

Net assets available for benefits:
Beginning of year	15,781,642
End of year	$18,763,670

See accompanying notes to the financial statements

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

December 31, 2023

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of Clorox Manufacturing Company of Puerto Rico, Inc. (the “Company”) (previously, The Clorox Company of Puerto Rico) and those affiliates of the Company that adopt the Plan for the benefit of their Puerto Rico resident employees (the “Companies”), except for (i) leased employees and (ii) non-resident aliens with no Puerto Rico source of income, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee (the “Committee”) administers the Plan. Banco Popular de Puerto Rico serves as the Plan’s trustee. Vanguard Group, Inc. (“Vanguard”) serves as the Plan’s record-keeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the “ESOP”). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. If elected, the participants can choose to (i) reinvest the dividends or (ii) receive the dividends in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012 the limit was 10%. Prior to January 1, 2007 no limit was implemented; as such, there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

Contributions

Participants may contribute up to 20% of their covered compensation, up to 10% on a pre-tax and after-tax basis, respectively, as defined in the Plan. Generally, covered/eligible compensation consists of regular pay plus most bonuses, overtime and vacation pay.

Pre-tax contributions are subject to a $15,000 limit specified under the Puerto Rico Internal Revenue Code of 2011, as amended, (the “Code”).

Newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6% contribution rate.

Employees receive a dollar for dollar employer matching contribution up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period.

Eligible participants also receive a non-elective employer contribution. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contribution. The non-elective employer contribution is equal to 6% of eligible compensation during the plan year. The non-elective employer contribution is funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participants direct investment of their contributions and the Companies’ contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company’s common stock, mutual funds, common collective trust funds and a money market fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) Company contributions and (b) Plan earnings. Allocations are based on participant’s eligible compensation for the employer match and employer non-elective contributions and investment balance for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ non-vested accounts may be used to pay Plan expenses, to reduce the Companies’ contributions to the Plan, or to restore forfeited accounts of previously terminated participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies’ matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the non-elective employer contribution upon reaching age 60 while employed by the Companies, at death, or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant’s account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion are met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years, or up to 15 years if the proceeds are used for the purchase of a primary residence. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions. Outstanding notes receivable at December 31, 2023 carry interest rates ranging from 4.25% to 9.50%.

Plan Termination

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Company pays all administrative expenses except for the quarterly recordkeeping fees, certain investment fees and loan fees, which are deducted from the affected participant’s account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies’ contributions. The unallocated forfeitures related to non-vested accounts at December 31, 2023 and 2022 are $3,502 and $4,909, respectively. The Companies used $4,914 and $7,000 of forfeitures to reduce the Companies’ non-elective employer contributions for the Plan years ended December 31, 2023 and 2022, respectively. Non-elective employer contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP”).

The Plan’s financial statements were evaluated for subsequent events from the date after the financial statement date through June 26, 2024, the date the financial statements were available to be issued.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2023 and 2022, no significant amounts were due to participants who had requested distributions prior to the Plan’s year ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds, common collective trust funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and participant account balances.

3. Party-in-Interest Transactions

Certain Plan assets are in investment funds managed by Vanguard, the custodian of the Plan’s assets; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

In addition, a portion of the Plan’s assets are participant directed investments in The Clorox Company common stock. As the Companies are subsidiaries of The Clorox Company, the Plan transactions involving The Clorox Company common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. During the Plan year ended December 31, 2023, the Plan purchased or received approximately $6,582 and sold or distributed approximately $5,774 of the Company’s common stock.

4. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated May 3, 2013, stating that the Plan meets the requirements of section 1081.01 (d) of the Code and that the trust established thereunder will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position meets certain recognition thresholds or measurement standards defined by U.S. GAAP. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2023, there are no uncertain positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by the taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 –	Unobservable inputs reflecting management’s own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices of shares held by the Plan at year-end.

Company’s common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust funds: Valued using the market approach at a net asset value per share (“NAV” as a practical expedient) determined by the portfolio’s sponsor based on the fair value of underlying investments held by the fund on the last business day of the Plan year. These are not classified in the fair value hierarchy table. The fair values are included in the table to allow reconciliation of the fair value hierarchy to the fair value of investments per the statements of net assets available for benefits.

The stable value common collective trust fund measured at net asset value may impose, in its sole discretion, a prior notice period of up to 12 months for any plan initiated withdrawal of assets. The fund may also require that within 90 days from withdrawal from the fund, money from the fund cannot be invested directly into a competing fund, such as a money market fund. Certain funds retain the right to reject transactions where market timing activity is detected. Rejection can occur within 90 days, or for multiple infractions, rejection can be temporary or permanent. Generally, completing two ‘round trips’ within 60 days is considered market timing. A round trip consists of purchase or exchange in followed by or preceded by redemption or exchange out. Others retain discretion to limit the maximum withdrawal as of any date to the greater of $2,000,000 or 5% of the value of the investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Level I	Level II	Total
Mutual funds	$9,859,136	$-	$9,859,136
Company’s common stock	679,505	-	679,505
Total assets in the fair value hierarchy	10,538,641	-	10,538,641
Common collective trust funds measured at NAV, practical expedient			7,614,797
Investments at fair value			$18,153,438
	Assets at Fair Value as of December 31, 2022
	Level I	Level II	Total
Mutual funds	$8,296,437	$-	$8,296,437
Company’s common stock	647,172	-	647,172
Total assets in the fair value hierarchy	8,943,609	-	8,943,609
Common collective trust funds measured at NAV, practical expedient			6,163,333
Investments at fair value			$15,106,942

Supplemental Information

The Clorox Company

Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2023

	(b) Identity of issue, (a) Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current value

	Vanguard Institutional Total International Stock Market
*	Index Trust	Mutual fund	$1,425,670
	Eaton Vance Atlanta Capital SMID Cap Fund	Mutual fund	709,588
	Northern Global Sustainability Index Fund	Mutual fund	1,104
*	Vanguard Target Retirement 2025 Fund	Mutual fund	762,970
*	Vanguard Target Retirement 2030 Fund	Mutual fund	277,540
*	Vanguard Target Retirement 2035 Fund	Mutual fund	2,790,631
*	Vanguard Target Retirement 2040 Fund	Mutual fund	644,329
*	Vanguard Target Retirement 2045 Fund	Mutual fund	2,878,281
*	Vanguard Target Retirement 2050 Fund	Mutual fund	195,685
*	Vanguard Target Retirement 2055 Fund	Mutual fund	52,695
*	Vanguard Target Retirement 2065 Fund	Mutual fund	2,365
*	Vanguard Target Retirement Inc Fund	Mutual fund	118,278
			9,859,136

*	Vanguard Institutional 500 Index Trust	Common collective trust fund	3,266,092
*	Vanguard Institutional Total Bond Market Index Trust	Common collective trust fund	1,509,950
	State Street Small Mid Cap Trust	Common collective trust fund	1,268,884
	J.P. Morgan Chase Bank US Active Core Equity Fund	Common collective trust fund	711,729
	Galliard Stable Return Fund	Common collective trust fund	551,185
	MFS International Equity Fund	Common collective trust fund	258,753
	MetWest Total Return Bond Fund	Common collective trust fund	48,204
			7,614,797

*	The Clorox Company Common Stock	Common stock	679,505

*	Participant Loans	Interest rates ranging from 4.25 to 9.50%	336,503

	Total investments		$18,489,941

* Represents a party-in-interest to the Plan

Note: Column (d) Cost is not presented as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT PLAN FOR PUERTO RICO

Date: June 26, 2024	/s/ Angela Hilt
Angela Hilt
Executive Vice President – Chief Legal Counsel

Index to Exhibits

Exhibit No.	Description

23.1	Consent of Moss Adams LLP